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                                                                     EXHIBIT (1)
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HYDROGENICS REPORTS YEAR END AND FOURTH QUARTER RESULTS


         TORONTO, March 22 /CNW/ --

Hydrogenics Corporation (TSE: HYG and Nasdaq: HYGS), a designer and manufacturer of proton exchange membrane (PEM) fuel cell technology, today announced the highlights of its corporate activity and its unaudited financial results for the fourth quarter and full year 2000, ended December 31, 2000.

         For the fiscal year 2000, revenues were US $8.9 million, a 230 percent increase from revenues of US $2.7 million for the same period in 1999. Net loss for the fiscal year 2000 was US $0.4 million or (US $0.02) per share, excluding the effect of foreign exchange losses. Including the effect of foreign exchange losses of US $1.3 million, net loss for the year was US $1.7 million or (US $0.08) per share, compared with a net loss of US $0.2 million or (US $0.01) per share for the same period in 1999.

         Hydrogenics recorded fourth quarter 2000 revenues of US $1.9 million, representing a 39 percent increase over the corresponding US $1.3 million in revenue recorded in the fourth quarter of 1999. Net loss for the fourth quarter 2000 was US $0.4 million or (US $0.01) per share, excluding the effect of foreign exchange losses. Including the effect of foreign exchange losses of US $1.3 million, net loss for the period was US $1.8 million or (US $0.06) per share compared to a net income of US $0.1 million or US $0.01 per share for the fourth quarter ended December 31, 1999.

         "We are encouraged by the success of our first quarter as a publicly traded company," said Pierre Rivard, President and CEO. "I believe our results speak well of our team's ability to execute and deliver on our goals at this early stage of an emerging industry. Hydrogenics achievements in 2000 set an excellent foundation for growth and set a clear path for the company to be a leader in the development and implementation of fuel cell technology. We continue to concentrate on developing fuel cell systems that target markets require, both today and tomorrow, as fuel cells continue to show strong progress on moving into the mass marketplace."

         Business highlights of 2000 Include:

         * Increased revenue by 230% to US $8.9 million in 2000 over fiscal year 1999.

         * Completed successful initial public offering on the NASDAQ National Market and The Toronto Stock Exchange.
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         *     Strong balance sheet with US $77 million in cash and cash
               equivalents to fuel future growth.

         * Moved into and commissioned 95,000 square foot manufacturing facility.

         * Maintained fiscal balance between commercial and research activities, resulting in modest EPS loss of (US$ 0.02) share, excluding the effect of foreign exchange.

         Fuel Cell Technology Advancements include:

         * Delivery of new control and test stations, including an 85kW test station targeted at the transportation fuel cell market, a test station targeted at the residential fuel cell market, a test station targeted at fuel cell stack manufacturing, and a reformer test station.

         * Delivery of unique AC Impedance measuring device, capable of measuring the internal resistance of fuel cell stacks non-intrusively and in real-time.

         * Demonstration of multi-kW portable power generator, incorporating full integration with a metal hydride fuel storage.

         * Commenced durability testing of HyTEF product, a low power fully-automated power system for remote power markets, with over 300 hours of continuous unattended operation posted to date. This system incorporates Hydrogenics' 7th generation compact ambient pressure fuel cell stack, and an advanced power controller designed by Hydrogenics for remote or wireless monitoring and control.

         *     Completed design and assembly of 4th generation large active area
               (LAA) fuel cell stack using proprietary manufacturing technology. This follows the successful operation and durability testing of the 3rd generation LAA stack.

         * Completed design of 3rd generation regenerative electrolyzer/fuel cell system. This follows the completion of testing on the 2nd generation prototype, which yielded over 1700 continuous hours of operation in the electrolyzer mode. Further improvements of over 50% in electrolysis efficiency are expected through improved stack design, advanced materials, and special proprietary coating, sealing and assembly techniques.

         2001 Outlook

        The Company's business strategy for 2001 includes the following goals:

         *     Establish multiple collaborative and developmental alliances.

         *     Deliver portable power prototypes for field testing.

         * Demonstrate power module prototypes for back-up power applications.

         * Expand premier customer base and geographic markets for FCATS product line.

         *     Increase revenue stream from system integration prototyping.

         *     Maintain fiscal balance between commercial and research
               activities.
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         "Our mission remains clear, Hydrogenics is focused on a commercial path from test stations to fuel cell power systems, without departing significantly from economic sustainability. We have the expertise to bring full power systems to specific applications, well beyond the fuel cell stack alone. This is what we have targeted since our inception," said Rivard. "We remain excited about the opportunities in 2001 and beyond as the company moves deliberately and aggressively forward, building from the foundation of today's control and test equipment towards developing and selling the fuel cell system products of tomorrow."

         CONFERENCE CALL DETAILS

         Hydrogenics will conduct a conference call after the close of trading to discuss year end and fourth quarter results and guidance for fiscal year 2001 which will be simultaneously Webcast live on Thursday March 22, 2001 at 5:00 p.m. EST / 2:00 p.m. PST. The call will feature Pierre Rivard, President and CEO, Robert Edwards, Vice President, Finance and Norman Seagram, Chairman. Investors are invited to listen to the call live via the Hydrogenics corporate Web site, http://www.hydrogenics.com. Please go to the web site at least 15 minutes early to register, download, and install any necessary audio software. A replay of the call will be available on the Hydrogenics corporate site two hours after the completion of the conference call.

         ABOUT HYDROGENICS

         Hydrogenics Corporation (http://www.hydrogenics.com) develops PEM fuel cell systems for commercialization, including related peripheral products and associated diagnostic and control equipment. Hydrogenics is recognized by key customers for its solid hands-on competency in fuel cell operating systems while establishing a sustainable commercial business as a leading provider of systems for control and testing of PEM fuel cells and stacks. The knowledge base that Hydrogenics has dedicated to these fully automated, state-of-the-art fuel cell systems is being applied to the development of fuel cell power generation with broad commercial applications. Hydrogenics' strategy is to exploit energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario, Canada.

         This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates, (3) the ability to attract and retain customers and business partners, and (4) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' final prospectus filed with the Securities and Exchange Commission on October 27, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

                             Hydrogenics Corporation
                          Consolidated Balance Sheets
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                        As of December 31, 2000 and 1999

Unaudited
(expressed in thousands of U.S. dollars)
(TABLES ON FOLLOWING PAGE)

                                                                            2000        1999
                                                                               $           $
                                                                          ------       -----
Assets

Current assets
Cash and cash equivalents                                                 77,436         453
Accounts receivable                                                        2,582         993
Grants receivable                                                             75         143
Inventories                                                                1,213         117
Prepaid expenses                                                             122           8
                                                                          81,428       1,714

Deposits                                                                      67        --

Capital assets                                                             1,497         250

                                                                          82,992       1,964

Liabilities
Current liabilities
Accounts payable and accrued liabilities                                   2,463         953
Dividends payable on preferred shares                                       --            52
Income taxes payable                                                         169           9
                                                                           2,632       1,014

Loan payable                                                                 100        --

Preferred shares                                                            --           912

                                                                           2,732       1,926

Shareholders' equity

Share capital                                                             80,740         145
Deficit                                                                   (1,843)       (107)
Currency translation adjustment                                            1,363        --

                                                                          80,260          38

                                                                          82,992       1,964

                             Hydrogenics Corporation

Consolidated Statements of Operations and Retained Earnings (Deficit) For the three-month periods and years ended December 31, 2000 and 1999

Unaudited
(expressed in thousands of U.S. dollars)
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
                                  Three months ended                 Year ended
                                     December 31,                   December 31,
                                 --------------------          --------------------
                                  2000           1999           2000           1999
                                     $              $              $              $
                                 -----          -----          -----          -----
Revenues                         1,855          1,332          8,883          2,674

Cost of revenues                 1,704          1,061          6,485          2,105

                                   151            271          2,398            569

Operating expenses
Selling, general
 and administrative                887            122          2,069            534
Research and development           237             54            915            424
Research and
 development grants                  1            (87)          (140)          (262)
Depreciation of
 capital assets                     43              8             99             18

                                 1,168             97          2,943            714
Income (loss)
from operations                 (1,017)           174           (545)          (145)

Other (income) expenses
Accrued dividend and
 amortization of discount
 on preferred shares                31             18            262             73
Provincial capital tax             260           --              260           --
Interest and
 bank charges                     (776)             8           (832)            (9)
Foreign exchange loss            1,330           --            1,329           --

                                   845             26          1,019             64
Income (loss) before
 income taxes                   (1,862)           148         (1,564)          (209)

Income tax
 expense (recovery)
Current                            (97)            15            172              8
Future                            --             --             --               (9)

                                   (97)            15            172             (1)

Net income (loss)
 for the period                 (1,765)           133         (1,736)          (208)
Retained earnings
 (deficit) - Beginning
 of period                         (78)          (240)          (107)           101
Retained earnings
 (deficit) - End
 of year                        (1,843)          (107)        (1,843)          (107)

Basic and fully
 diluted earnings
 (loss) per share                (0.06)          0.01          (0.08)         (0.01)

For further information: Robert Edwards, Vice President Finance of Hydrogenics, Mississauga, Canada, 905-361-3633, investors@hydrogenics.com /Web site: http://www.hydrogenics.com